aflease gold
It's a gold mine!

RECEIVED

2008 NOV 18 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Postnet Suite 345 • Private Bag X30500 • Houghton • 2041
First Floor, 45 Empire Road, Parktown
Gauteng • South Africa
tel +27 11 726 1047
fax +27 11 726 1087
Vat No: 4530118688

08005918

10 November 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Further Cautionary Announcement dated 21 October 2008
2. Appointment of Macquarie South Advisers as Sponsor.

PROCESSED
NOV 20 2008
THOMSON REUTERS

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

AFLEASE GOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE 000075867
("Aflease Gold" or "the Company")

FURTHER CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcements dated 1 August and 10 September 2008, shareholders are advised that negotiations are still in progress which, if successfully concluded, may have a material effect on the price of the Company's securities. Accordingly, shareholders are advised to continue exercising caution when dealing in the Company's securities until a full announcement is made.

Johannesburg
21 October 2008

Sponsor
Nedbank Capital

AFLEASE GOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO   ISIN Code: ZAE 000075867
("Aflease Gold")

AFLEASE APPOINTS MACQUARIE FIRST SOUTH ADVISERS

Johannesburg, 3 November 2008 - Aflease Gold has appointed Macquarie First South Advisers (Pty) Ltd as its corporate advisor and as its sponsor on the JSE Limited.

Aflease chief executive Neal Froneman said Macquarie's international network and strength in the resources sector would support the company in the pursuit of its strategic objectives, which include greater access to global capital markets.

Aflease is currently developing the new Modder East gold mine in the East Rand Basin of the Witwatersrand and refurbishing the nearby Sub Nigel mine. Modder East is on track to pour its first gold in the latter half of 2009. Its other projects and targets include Ventersburg, which is at pre feasibility stage, and Bothaville, both in the Free State Goldfields, the Tulo concession in Mozambique and the Etendeka greenfields project in Namibia.

For further information contact Neal Froneman, chief executive, on +27 83 628 0226

Issued by du Plessis Associates on behalf of Aflease Gold Limited
dPA contact Helen McKane Tel: +27 11 728 4701,Fax: +27 11 728 2547, Mobile: +27 82 330 2034 or e-mail: afleasegold@dpapr.com
website : www.afleasegold.com

END